INVEST IN **LIVSN DESIGNS**

Functional & versatile outdoor clothing: Own Less, Live More



livsndesigns.com Bentonville, AR

Ecommerce Consumer Goods Retail B2C Fashion

Highlights

1. Earned B Corp Certification to create products & systems that maximize function & minimize harm
2. Established foothold in a competitive outdoor market, with 112 retailers in the USA
3. Generated over $2 million in revenue in 2024
4. Released 30 durable, versatile products backed by lifetime warranty & our LIVDN repair program
5. Proved product-market-fit & community buy-in through 5 successful Kickstarters, raising over $1M
6. Achieved a 4.62 average product rating over 3,297 reviews
7. Expanded at a 53% Compound Annual Growth Rate since 2018
8. Attracted features in Gear Junkie, Outside, Men's Journal, Forbes, Carryology, & more

Featured Investors



Ramsay Ball Follow

Syndicate Lead

Invested $240,000

Working to get the world on track in any way I can.

"As a local investor in over fifty young companies, LIVSN has been one of the best and is a great example on how to successfully grow a company based on great products that hold true to strong values such as sustainability and corporate responsibility. I had the good fortune to meet Andrew many years

ago, before he started LIVSN, and have been supporting the company since the beginning. He has been an exceptional leader - smart, honest, humble. LIVSN products are remarkable, beginning with the very first Flex Canvas Pants. I purchased one of the original pairs as part of my due diligence. I've worn them over 700 times. I can wear them anywhere. Best pants I've ever had and still going strong!"



Phil Graves in Follow

Invested $5,000

Phil Graves is the Chief Financial Officer of EverDriven and a board member at LIVSN. As VP at Patagonia, he led strategic finance, corporate development, the venture capital fund Tin Shed Ventures, and built the resale business Worn Wear.



Why Phil Graves invested in LIVSN
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"I support LIVSN because they are raising the bar in sustainability at a time when the world desperately needs it. This is more than building a business — it's about building a future. LIVSN is designing durable, timeless apparel with the health of the planet and future generations in mind. I've spent my career working at the intersection of business and impact, and I know how rare it is to find a company that truly integrates both. LIVSN is proving that profitability and responsibility can go hand-in-hand — and that's the kind of company worth backing."

Watch Full Interview

chstar **Techstars Ventures** in Follow
Notable Investor

Invested $270,000

Techstars is a leading pre-seed and early-stage venture capital firm, investing in a diverse, global pool of entrepreneurs and high-growth companies. Since the first Accelerator Program launched in 2007, Techstars has supported founders and delivered strong and consistent returns.

Amos Schwartzfarb, Managing Director (former)



Why Techstars invested in LIVSN
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LIVE A GREAT STORY
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"I originally invested in LIVSN in for two reasons. The first is that I believe Andrew is an incredible leader driven to make the significantly positive impact not just in the outdoor industry, but in general. The second reason is that I used early versions of the product. I immediately knew that this was a product I use. As time has gone on, and as a very active outdoor adventure, Livsn clothing is the primary clothing that I use for everything that I do outdoors. That goes from mountain biking to mountain climbing, backpacking, paddle boarding, to rock climbing and more. Watch link to watch a short video on why we at Techstars invested in LIVSN, twice."

Watch Full Interview

Jeff Starling in Follow

Family investment office, pursuing investment opportunities in home network of Northwest Arkansas. Real-estate development, small business, large tech, angel investing, large fund investment all within the Starling Investments portfolio.

"Investing in a company that prides itself on building a lasting product, setting itself apart from a landscape of single-use waste and low durability goods sold by companies prioritizing volume over quality, was easy to do when LIVSN came across our desk. The quality and reliability of the goods produced are mirrored directly by that of the team behind the brand. LIVSN delivers a message with their products and stands behind that message, guaranteeing a durable good while staying conscious of their low-impact operation. Less is more, and with LIVSN, I'm as confident in my investment as I am in the pants I wear religiously."

Other investors include RZC Investments, Stephen Regenold & 468 more

Our Team



Andrew Gibbs-Dabney Founder & CEO

Andrew is responsible for strategy and leadership. He directly manages our team, finance, and brand. He has a 13-year background in outdoor-apparel management. A lifelong outdoorist, he believes business success and social progress go hand in hand.



Todd Stockbauer CFO

Todd serves as LIVSN's fractional CFO. He has spent the past 20 years in the outdoor/apparel industry, both as a financial executive and as a consultant. When not working, Todd can be found chasing his passions for cycling, skiing, hiking.



Jake Kowalewski VP Operations

Jake handles much of the day to day operations to keep things moving smoothly. He has experience with Lean Six Sigma and Project Management, and a Masters degree in Operations Management but has had a lifelong passion for the outdoors.



Abby Hollis VP of Product and Impact

Abby directly leads our design, factory partners, and production management, while also reserving part of her time to lead strategy and execution on quantifying and reducing our impact as the business scales. She is our B-Corp champion, aka beekeeper.



Andrew Bounds Sales Director

Andrew is a high-level communicator and devoted to giving every customer a personal experience that leaves them feeling connected to and valued by our team. He is a true outdoorsman and always down for fun and adventure with family and friends.



Brian O'Dea Community Manager

Brian manages our written content, ambassadors, athletes, and creators while also serving as the head of customer service. Brian lives a minimalistic life and loves providing information that enables others to do the same.



Erin Irizarry Retail and Events Manager

Erin served as the Store Manager for one of our biggest retailers, Gearhead Outfitters, for over nine years. She brings a wealth of knowledge in merchandising and customer experience. She loves to climb and camp, typically in the Buffalo River area.

Live More with LIVSN Designs

We believe life is about living deeply, not the quantity of things you own. Our motto, “Own Less, Live More,” encourages you to live a well-worn life, knowing your clothing can handle whatever you throw at it.



A letter from our founder

My name is Andrew Gibbs-Dabney, the founder of LIVSN. We're an emerging outdoor clothing brand with traction in our industry, and we're raising an equity crowdfunding round on Wefunder to fuel the next phase of growth.

In 2018, I founded a company with the idea of creating something of value in the world. A company with the right to exist because of the merits of its products, its service to its stakeholders, and its responsibility to its community. For real, the very first piece of content that "LIVSN" created was a two-part blog post about what sustainability truly means in business. We've evolved our thinking over time, but those original thoughts still hold true today.

Whether you're a customer who owns a piece of our clothing, a retailer who took a chance on an emerging brand, an angel investor interested in the outdoor space, or simply a passerby on Wefunder, welcome to LIVSN.

I want to invite you to join us on this journey. Our goal is to be among the best brands in the world, creating the world's finest outdoor clothing. We aim to create clothing that empowers you to pursue your passions. Stuff you feel good about because of how well it was designed, how it was produced, and how great it performs. And along the way, create a positive community that connects people around intentional living and outdoor pursuits

I believe that as we follow our mission, values, and design principles, we will achieve our goals. Will you join us?

Thank you for your time. I know how valuable it is.

-Andrew Gibbs-Dabney, Founder & CEO


LIVSN comes from the Swedish word "livsnjutare," which translates to:
one who lives life deeply. An enjoyer of life.

A part of the solution

Our mission, and one we hope others imitate, is to empower people to "own less and live more" by creating durable, versatile, and responsibly produced outdoor clothing that encourages them to spend more time in nature. As a certified B Corporation, We are legally committed to "Create products and systems that maximize function and minimize harm to people and planet" through thoughtfully designed, long-lasting apparel made with lower-impact materials and ethical practices.


Our clothing facilitates a life of adventure by focusing on durability and versatility.

How our values inform our products

Said simply, our goal is for our products to have functionality that exceeds their impact. This puts the pressure on us to make our products as good as they can be, and to last as long as possible. That means they must work well for their intended use. It means that they can blend into daily life, allowing them to be worn more often. They need to be physically tough enough for hard use. All the while, they need to build emotional durability, a connection with the wearer, so when they eventually wear down, people want to use our repair program. That's why we refiled as a Public Benefit Corporation and became certified as a B Corp in 2024.

The following set of Design Principles has guided us since day 1, with one added along the way.

Design Principles

Choose the highest quality materials.

Build durability into design.

Prioritize mobility.

Aim for timeless style.

Integrate features subtly.

Minimize harm to people and planet.

Iterate and stay tuned to feedback.

Read more about our mission, values, principles, and sustainability efforts **here**.



Invest in an outdoor apparel company that believes clothing should perform well, look good, be ethically made, be environmentally friendly — and it should last.
LIVSN
Own less. Live more. Keep what matters.

Products

In the spirit of showing and not telling, here is the photo spread from the top of the page one more time. We searched our photo library from the last year or so and found the 12 images we felt encapsulated our products being used as intended: for living. Our **Instagram** and our **website** are good places to check out our products in more detail.



It all started with our OG Flex Canvas Pants, funded 2x on Kickstarter, and has grown into seasonal collections for both men and women, covering ankle to head.



MEN'S
Flex Canvas Pants
YKK Zipper Fly
Deep, ventilated mesh front pockets with phone sleeves
Hidden YKK zippered pocket inside left hand pocket
Extra bar tacks and reinforcements on all pockets
Gusseted crotch for mobility and durability
Articulated knee
Flat felled seams in high stress areas
Tapered leg
Double needle stitching for cuff reinforcement
Knife pocket
Reinforced rear patch pockets with hidden YKK zipper closures
Mesh rear lining for temperature control
Expanded media pocket, per customer request
Roll up leg system with 3M reflective taping
Overall refinement of fit and construction
Our men's Flex Canvas pants are one pair of pants that do more with classic, everyday style.
FABRIC SPECS
COLORS AVAILABLE
Brown
Olive
Caramel
Chestnut
Navy
Black
SIZES AVAILABLE
PRICING PER UNIT
EST UPSTREAM FOOTPRINT PER UNIT

With products like our Flex Canvas and Ecotrek Overalls becoming top sellers within one season of release.



Product Breakdown: LIVSN Men's Ecotrek Overalls
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LIVSN
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Watch more product and brand videos **here**.

Our products have received thousands of 5-Star reviews



2,548 5-Star Reviews

The Landcruiser of pants

"I haven't taken off my Livsn pants

3rd Pair

"Between the five pairs Flex Canvas and

since I got them a few weeks ago, and they've held up to how hard I play on the weekends, while also being comfortable to wear while working during the week."

-John L.

three pairs of EcoTrek, they've virtually replaced all of my jeans and casual slacks."

- Adam W.

Our model



Where We Sell
LIVSN
DTC
Retailers
Flagship Store

Where we sit in the market

We're filling a gap in the outdoor apparel market by providing clothing that balances attention to detail with everyday usability, as well as features that matter outdoors. We've created a new category of premium, do-it-all, seven-days-a-week pants that aren't just an Instagram gimmick, and we've steadily followed up with category-defining shirts, shorts, jackets, and overalls for both men and women.

We've been growing online



Direct to Consumer Metrics
2022
KPIs
2023
KPIs
2024
KPIs
AOV
$152
AOV
$152
AOV
$179
Blended ROAS
4.9x
Blended ROAS
4x
Blended ROAS
4.6x
CAC
$40
CAC
$50
CAC
$55+


Revenue
$786K
Revenue
$1.2M
Revenue
$1.5M

Last year, we had the highest earnings since the company was founded in 2018: we saw expansion in wholesale accounts and steady growth in our DTC market.

We've been at this for seven years, and we have built a tremendous foundation of brand, product, suppliers, distribution, and people on which we can build a truly incredible business. We've established a strong reputation within the outdoor industry, one that is notoriously tough to break into, through our commitment to product quality, community support, and company ethos. We have a product catalogue covering men's and women's tops and bottoms, as well as Spring to Winter collections. We have a supply chain that's tested, scalable, and responsibly run and company operations to back it up. We have a brand that inspires people to be more present in life by living and consuming intentionally. And we have a team full of rising stars in the industry, ready to put their capabilities to work on this next stage.

And growing with our wholesale retailers

Our wholesale channel represents a critical growth driver for both revenue and brand awareness, particularly in the outdoor apparel sector, where specialty retailers drive the heart and soul of the outdoor industry.

Average retailer pre-season order sizes have grown from $1,500 to $4,000 per season, demonstrating an increasing level of confidence among retailers in our brand.


Wholesale Growth Since 2022
LIVSN
2022
Revenue
$378
2023
Revenue
$438k
2024
Revenue
$616k
2025
Projection
$730k

We're carried in the best outdoor shops all over the USA


Wholesale Distribution
LIVSN
Including
Backcountry
GEARHEAD
GETZ'S
MASSEY'S


112
Retailers
core
MAST GENERAL STORE
PUBLIC LANDS
PACK RAT

Industry insiders in the press love us


Forbes
Carryology
Outside
GEARJUNKIE
MEN'S JOURNAL
MAXIM
TRAVELFREAK
FIELD & STREAM
singletracks
BLISTER
Backpacker
Press & Accolades

Key figures

1. $8M Lifetime Revenue
    a. *(updated more accurately than the video, which says $7M)*
2. 40,082 all-time orders shipped
3. 21,834 all-time customers
4. Shipments to all 50 states and 81 countries
5. Carried in 112 retail stores in the USA
6. 53% Compound Annual Growth Rate since 2018
7. 4.62 average product rating over 3,297 reviews

A team of rising stars, backed by experts

We have the privilege of working with some of the greatest minds in the outdoor industry as advisors:

1. Eoin Comerford, Board Advisor focusing on marketing, wholesale, and industry expertise
    a. Formerly CEO at Moosejaw, current consultant, public speaker, and member of The Rock Fight, the outdoor industry's leading podcast.
2. Phil Graves, Board Member and Advisor focusing on impact and finance
    a. Formerly VP at Patagonia, who oversaw Tinshed Ventures and Worn Wear.
3. Todd Stockbauer, Fractional CFO and Advisor focusing on finance and operations
    a. Formerly CFO at Spyder, currently a consultant for emerging and mature outdoor companies.

What does LIVSN mean?

"LIVSN" comes from the Swedish word livsnjutare, which means "one who lives life fully"

life fully.

That's our north star. Creating apparel that enables people to live life fully, whether that's technical climbing or casual hiking, we're here to help make pursuing your passion a little easier with clothing you don't have to worry about.

Our story

After overcoming addiction and incarceration, our founder redefined his life and created LIVSN, a brand built on intentionality and resilience. This foundation led to the creation of thoughtfully designed clothing that supports both outdoor adventures and everyday moments, backed by a lifetime warranty and a comprehensive repair program.

Our motto, "Own Less, Live More," encourages you to live a well-worn life by focusing on experiences, knowing your clothing can handle whatever you throw at it.

Read more about the story on our website **here**, or in Outside Magazine **here**.